UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

NCI Building Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

628852204

(CUSIP Number)

Clayton, Dubilier & Rice Fund VIII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS Clayton, Dubilier & Rice Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,744,824 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,744,824 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,744,824 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”) holds 22,744,824 shares of common stock, par value $0.01 per share (“Common Stock” and shares thereof, the “Common Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”). Fund VIII’s voting percentage is 34.59%, calculated based on 65,748,805 shares of Common Stock outstanding as of December 13, 2017.
(2)	Based on 65,748,805 shares of common stock, par value $0.01 per share (“Shares”), of NCI Building Systems, Inc., a Delaware corporation (the “Company” or the “Issuer”), outstanding on December 13, 2017 after giving effect to the retirement of the Common Shares purchased by the Company pursuant to the Underwriting Agreement (as defined herein).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Friends & Family Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,939 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,939 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,939 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”) holds 56,939 shares of Common Stock of the Issuer. F&F Fund VIII’s voting percentage is 0.08%, calculated based on 65,748,805 shares of Common Stock outstanding as of December 13, 2017.
(2)	Based on 65,748,805 Shares of the Company outstanding on December 13, 2017 after giving effect to the retirement of the Common Shares purchased by the Company pursuant to the Underwriting Agreement (as defined herein).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.68%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA; CO

(1)	CD&R Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of Fund VIII and F&F Fund VIII (the “CD&R Funds”). The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 34.68%, calculated based on 65,748,805 shares of Common Stock outstanding as of December 13, 2017.
(2)	Based on 65,748,805 Shares of the Company outstanding on December 13, 2017 after giving effect to the retirement of the Common Shares purchased by the Company pursuant to the Underwriting Agreement (as defined herein).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Associates VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.68%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	CD&R Associates VIII, L.P. may be deemed to beneficially own Common Shares of the Issuer because it is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 34.68%, calculated based on 65,748,805 shares of Common Stock outstanding as of December 13, 2017.
(2)	Based on 65,748,805 Shares of the Company outstanding on December 13, 2017 after giving effect to the retirement of the Common Shares purchased by the Company pursuant to the Underwriting Agreement (as defined herein).

CUSIP No. 628852204

1	NAMES OF REPORTING PERSONS CD&R Investment Associates VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,801,763 (see Item 5)(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,801,763 (see Item 5)(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,801,763 (see Item 5)(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.68%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	CD&R Investment Associates VIII, Ltd. may be deemed to beneficially own Common Shares of the Issuer because it is the general partner of CD&R Associates VIII, L.P., which is the sole shareholder of CD&R Associates VIII, Ltd., the general partner of the CD&R Funds. The CD&R Funds hold 22,801,763 shares of Common Stock. The CD&R Funds’ voting percentage is 34.68%, calculated based on 65,748,805 shares of Common Stock outstanding as of December 13, 2017.
(2)	Based on 65,748,805 Shares of the Company outstanding on December 13, 2017 after giving effect to the retirement of the Common Shares purchased by the Company pursuant to the Underwriting Agreement (as defined herein).

Explanatory Note

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on October 30, 2009 (the “Initial Statement”), as amended prior to the date hereof (as so amended, the “Statement”). This Amendment No. 12 is being filed on behalf of the reporting persons (the “Reporting Persons”) identified on the cover pages of this Amendment No. 12.

Item 1. Security and Issuer

Item 1 is hereby amended as follows:

This Amendment No. 12 is being filed with respect to shares of Common Stock held by the Reporting Persons. Such shares were issued to the Reporting Persons upon conversion of the shares of Series B Cumulative Convertible Participating Preferred Stock, as further disclosed in Amendment No. 9 to the Statement, as filed with the SEC on May 14, 2013.

Item 2. Identity and Background

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 12 is attached as Exhibit 1 hereto.

Item 4. Purposes of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Pursuant to an Underwriting Agreement, dated December 11, 2017 (the “Underwriting Agreement”), among Clayton, Dubilier & Rice Fund VIII, L.P. (“Fund VIII”), CD&R Friends & Family Fund VIII, L.P. (“F&F Fund VIII”, and together with Fund VIII, the “CD&R Funds”), and Goldman Sachs & Co. LLC (“Goldman”) and RBC Capital Markets, LLC (“RBC” and, together with Goldman, the “Underwriters”), on December 13, 2017 Fund VIII sold 7,132,145 and F&F Fund VIII sold 17,855 shares of the Company’s Common Stock, in each case to the Underwriters at a price of $19.36 per Share, in a registered offering (the “Secondary Offering”). Pursuant to the Underwriting Agreement, at the CD&R Funds request, the Company purchased 1,150,000 shares of the Common Stock from the Underwriters in the Secondary Offering at a price per share equal to the price at which the Underwriters purchased the shares from the CD&R Funds.

Pursuant to the Underwriting Agreement, the CD&R Funds have agreed with the Underwriters not to offer or sell, dispose of or hedge, directly or indirectly, any common stock of the Company without the permission of the Underwriters for a period of 45 days from December 11, 2017, subject to certain exceptions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 15 hereto and is incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Statement which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of Shares of the Company then issued and outstanding listed opposite its name:

Reporting Person	Shares Beneficially Owned After the Offering
	Number	Percent(1)
Clayton, Dubilier & Rice Fund VIII, L.P.	22,801,763	34.59%
Clayton, Dubilier & Rice Friends & Family Fund VIII, L.P.	56,939	0.09%
CD&R Associates VIII, Ltd.	22,801,763	34.68%
CD&R Associates VIII, L.P.	22,801,763	34.68%
CD&R Investment Associates VIII, Ltd.	22,801,763	34.68%

(1)	Based on 65,748,805 Shares of the Company outstanding on December 13, 2017 after giving effect to the retirement of the Common Shares purchased by the Company pursuant to the Underwriting Agreement.

Amounts set forth in this Amendment No. 12 do not include certain shares of Common Stock issued to Clayton, Dubilier & Rice, LLC (“CD&R, LLC”), as assignee of director compensation payable to certain members of the Issuer’s board of directors who are affiliated with the CD&R Funds.

CD&R Investment Associates VIII, Ltd. is managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway, who, as the directors of CD&R Investment Associates VIII, Ltd., may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock in which the CD&R Funds have beneficial ownership. Such persons expressly disclaim such beneficial ownership. Investment and voting decisions with respect to the shares of the Issuer’s Common Stock held by the CD&R Funds are made by an investment committee of limited partners of CD&R Associates VIII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). The investment professionals who have effective voting control of the Investment Committee are Michael G. Babiarz, Manvinder Singh Banga, James G. Berges, John C. Compton, Kevin J. Conway, Russell P. Fradin, Thomas C. Franco, Kenneth A. Giuriceo, Donald J. Gogel, Jillian Griffiths, Marco Herbst, Sarah Kim, John Krenicki, Jr., David A. Novak, Paul S. Pressler, Christian Rochat, Ravi Sachdev, Richard J. Schnall, Steven Shapiro, Nathan K. Sleeper, Derek L. Strum, Sonja Terraneo, David H. Wasserman and Jonathan L. Zrebiac. All members of the Investment Committee expressly disclaim beneficial ownership of the shares of the Issuer’s Common Stock shown as beneficially owned by the CD&R Funds.

Each of CD&R Associates VIII, L.P., CD&R Associates VIII, Ltd. and CD&R Investment Associates VIII, Ltd. expressly disclaims beneficial ownership of the shares held by the CD&R Funds and by CD&R, LLC and of stock options held by CD&R, LLC as assignee of director compensation payable to certain of the Issuer’s directors. The CD&R Funds expressly disclaim beneficial ownership of the shares of Common Stock held by CD&R, LLC. CD&R, LLC expressly disclaims beneficial ownership of the shares of Common Stock held by the CD&R Funds.

(c) The information set forth in Item 4 is incorporated by reference herein in response to this Item 5(c).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7. Material to be filed as exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description of Exhibit

1.	Joint Filing Agreement, dated as of December 14, 2017 by and between Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., CD&R Associates VIII, Ltd., CD&R Associates VIII, L.P. and CD&R Investment Associates VIII, Ltd.

15.	Underwriting Agreement, dated December 11, 2017, among NCI Building Systems, Inc., Clayton, Dubilier & Rice Fund VIII, L.P., CD&R Friends & Family Fund VIII, L.P., and Goldman Sachs & Co. LLC and RBC Capital Markets, LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K of NCI Building Systems, Inc., filed December 14, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2017

CLAYTON, DUBILIER & RICE FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R FRIENDS & FAMILY FUND VIII, L.P.

By:	CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VIII, L.P.

By:	CD&R Investment Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VIII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary